EXHIBIT 99.1

FirstService Reports Second Quarter 2023 Results

Significant Earnings Growth Driven by Continued Top-Line Strength

Operating highlights:

	Three months ended		Six months ended
	June 30		June 30
	2023	2022	2023	2022

Revenues (millions)	$1,119.7	$930.7	$2,138.2	$1,765.3
Adjusted EBITDA (millions) (note 1)	118.4	91.3	200.4	153.7
Adjusted EPS (note 2)	1.46	1.12	2.31	1.85

GAAP Operating Earnings	82.3	59.8	123.3	88.9
GAAP EPS	1.01	0.78	1.37	1.09

TORONTO, July 27, 2023 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today reported results for its second quarter ended June 30, 2023. All amounts are in US dollars.

Consolidated revenues for the second quarter were $1.12 billion, a 20% increase relative to the same quarter in the prior year, including 15% organic growth. Adjusted EBITDA (note 1) increased 30% to $118.4 million, and Adjusted EPS (note 2) was $1.46, up 30% versus the prior year quarter. During the second quarter, FirstService reported GAAP Operating Earnings of $82.3 million, up from $59.8 million in the prior year period. The GAAP diluted earnings per share was $1.01 in the quarter, compared to $0.78 for the same quarter a year ago.

For the six months ended June 30, 2023, consolidated revenues were $2.14 billion, a 21% increase relative to the comparable prior year period, Adjusted EBITDA was $200.4 million, up 30%, and Adjusted EPS was $2.31, compared to $1.85 in the prior year period. FirstService’s GAAP Operating Earnings were $123.3 million in the current year period, versus $88.9 million in the prior year. The GAAP diluted earnings per share for the six months year-to-date was $1.37, compared to $1.09 in the prior year period.

“We are pleased to have delivered another strong quarter, with our year-over-year growth largely mirroring our prior Q1,” said Scott Patterson, Chief Executive Officer of FirstService. “Our organic top-line growth showed momentum across the board and continues to be the main driver of our performance. Our results year-to-date put us well on track with our expectations for a strong 2023,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$4.1 billion in annual revenues and has approximately 27,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 index. More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $517.1 million for the second quarter, up 13% compared to the prior year quarter, including organic growth of 10%. New contract wins and increased labour-based services with existing clients drove the strong revenue performance, particularly in our high-rise markets across North America. Adjusted EBITDA for the quarter was $55.7 million, versus $50.5 million in the prior year period. GAAP Operating Earnings were $49.2 million, versus $43.3 million for the second quarter of last year. Operating margins were relatively in line with the prior year period.

FirstService Brands revenues during the second quarter grew to $602.6 million, up 27% relative to the prior year period. Organic growth was 20%, with the balance from recent tuck-under acquisitions. All of our service lines contributed to the revenue growth, with particular strength within our restoration operations which benefited from elevated weather-driven activity compared to the prior year. Adjusted EBITDA for the second quarter was $65.8 million, versus $43.9 million in the prior year period. GAAP Operating Earnings were $41.8 million, versus $23.7 million in the prior year quarter. Our margin expansion was primarily due to the operating leverage from significant revenue growth across our restoration platform.

Corporate costs, as presented in Adjusted EBITDA, were $3.2 million in the second quarter, relative to $3.1 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $8.6 million, relative to $7.1 million in the prior year period, with the year-over-year cost increase primarily driven by stock-based compensation expense.

Conference Call
FirstService will be holding a conference call on Thursday, July 27, 2023 at 11:00 a.m. Eastern Time to discuss the quarter’s results. This call is being webcast live at the Company’s website at www.firstservice.com. Participants may register for the call here https://register.vevent.com/register/BIc382b8f12e414c78b9f102caab27fcaa to receive the dial-in number and their unique PIN.

To join the webcast in listen only mode, use this link: https://edge.media-server.com/mmc/p/64pwsc6z . It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call).

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2022 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense, net; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2023	2022	2023	2022

Net earnings	$54,713	$40,506	$77,380	$59,327
Income tax	19,903	13,944	27,819	20,338
Other expense (income), net	(4,249)	322	(4,513)	(213)
Interest expense, net	11,954	5,041	22,585	9,407
Operating earnings	82,321	59,813	123,271	88,859
Depreciation and amortization	29,034	26,912	60,916	52,822
Acquisition-related items	1,651	586	3,758	2,147
Stock-based compensation expense	5,347	4,035	12,504	9,856
Adjusted EBITDA	$118,353	$91,346	$200,449	$153,684

A reconciliation of segment operating earnings to segment Adjusted EBITDA appears below.

(in thousands of US$)

Three months ended, June 30, 2023	FirstService	FirstService
	Residential	Brands	Corporate

Operating earnings (loss)	$49,195	$41,770	$(8,644)
Depreciation and amortization	6,029	22,981	24
Acquisition-related items	514	1,048	89
Stock-based compensation expense	-	-	5,347
Adjusted EBITDA	$55,738	$65,799	$(3,184)

Three months ended, June 30, 2022	FirstService	FirstService
	Residential	Brands	Corporate

Operating earnings (loss)	$43,256	$23,669	$(7,112)
Depreciation and amortization	7,202	19,687	23
Acquisition-related items	10	576	-
Stock-based compensation expense	-	-	4,035
Adjusted EBITDA	$50,468	$43,932	$(3,054)

Six months ended, June 30, 2023	FirstService	FirstService
	Residential	Brands	Corporate

Operating earnings (loss)	$71,907	$71,930	$(20,566)
Depreciation and amortization	14,822	46,048	46
Acquisition-related items	977	2,614	167
Stock-based compensation expense	-	-	12,504
Adjusted EBITDA	$87,706	$120,592	$(7,849)

Six months ended, June 30, 2022	FirstService	FirstService
	Residential	Brands	Corporate

Operating earnings (loss)	$66,653	$39,420	$(17,214)
Depreciation and amortization	14,207	38,569	46
Acquisition-related items	18	2,025	104
Stock-based compensation expense	-	-	9,856
Adjusted EBITDA	$80,878	$80,014	$(7,208)

2. Reconciliation of net earnings and diluted net earnings per share to adjusted net earnings and adjusted net earnings per share:

Adjusted earnings per share is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2023	2022	2023	2022

Net earnings	$54,713	$40,506	$77,380	$59,327
Non-controlling interest share of earnings	(3,376)	(2,450)	(5,809)	(3,015)
Acquisition-related items	1,651	586	3,758	2,147
Amortization of intangible assets	11,556	11,398	25,842	22,864
Stock-based compensation expense	5,347	4,035	12,504	9,856
Income tax on adjustments	(4,395)	(4,012)	(9,970)	(8,507)
Non-controlling interest on adjustments	(249)	(206)	(531)	(434)
Adjusted net earnings	$65,247	$49,857	$103,174	$82,238

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2023	2022	2023	2022

Diluted net earnings per share	$1.01	$0.78	$1.37	$1.09
Non-controlling interest redemption increment	0.13	0.08	0.23	0.17
Acquisition-related items	0.04	0.01	0.08	0.05
Amortization of intangible assets, net of tax	0.19	0.18	0.42	0.37
Stock-based compensation expense, net of tax	0.09	0.07	0.21	0.17
Adjusted earnings per share	$1.46	$1.12	$2.31	$1.85

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
	Three months		Six months
	ended June 30		ended June 30
	2023	2022	2023	2022

Revenues	$1,119,734	$930,707	$2,138,179	$1,765,279

Cost of revenues	754,263	638,475	1,454,527	1,214,309
Selling, general and administrative expenses	252,465	204,921	495,707	407,142
Depreciation	17,478	15,514	35,074	29,958
Amortization of intangible assets	11,556	11,398	25,842	22,864
Acquisition-related items (1)	1,651	586	3,758	2,147
Operating earnings	82,321	59,813	123,271	88,859
Interest expense, net	11,954	5,041	22,585	9,407
Other expense (income), net	(4,249)	322	(4,513)	(213)
Earnings before income tax	74,616	54,450	105,199	79,665
Income tax	19,903	13,944	27,819	20,338
Net earnings	54,713	40,506	77,380	59,327
Non-controlling interest share of earnings	3,376	2,450	5,809	3,015
Non-controlling interest redemption increment	5,977	3,490	10,093	7,661
Net earnings attributable to Company	$45,360	$34,566	$61,478	$48,651

Net earnings per common share
Basic	$1.02	$0.78	$1.38	$1.10
Diluted	1.01	0.78	1.37	1.09

Adjusted earnings per share (2)	$1.46	$1.12	$2.31	$1.85

Weighted average common shares (thousands)
Basic	44,574	44,193	44,486	44,139
Diluted	44,800	44,479	44,733	44,490

Notes to Condensed Consolidated Statements of Earnings
(1) Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

	June 30, 2023	December 31, 2022

Assets
Cash and cash equivalents	$154,653	$136,219
Restricted cash	28,769	23,129
Accounts receivable	767,456	635,942
Prepaid and other current assets	323,929	313,582
Current assets	1,274,807	1,108,872
Other non-current assets	24,980	38,549
Fixed assets	174,242	167,012
Operating lease right-of-use assets	212,289	205,544
Goodwill and intangible assets	1,367,629	1,254,537
Total assets	$3,053,947	$2,774,514

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$417,551	$398,313
Other current liabilities	206,831	153,866
Operating lease liabilities - current	49,952	49,145
Long-term debt - current	36,727	35,665
Current liabilities	711,061	636,989
Long-term debt - non-current	783,219	698,798
Operating lease liabilities - non-current	175,989	168,557
Other liabilities	77,299	78,178
Deferred income tax	65,653	51,097
Redeemable non-controlling interests	252,340	233,429
Shareholders' equity	988,386	907,466
Total liabilities and equity	$3,053,947	$2,774,514

Supplemental balance sheet information
Total debt	$819,946	$734,463
Total debt, net of cash	665,293	598,244

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Six months ended
	June 30		June 30
	2023	2022	2023	2022

Cash provided by (used in)

Operating activities
Net earnings	$54,713	$40,506	$77,380	$59,327
Items not affecting cash:
Depreciation and amortization	29,034	26,912	60,916	52,822
Deferred income tax	(419)	(581)	(691)	(1,204)
Other	1,995	4,703	10,998	11,476
	85,323	71,540	148,603	122,421

Changes in non-cash working capital
Accounts receivable	(73,765)	(3,100)	(122,353)	21,734
Payables and accruals	41,398	4,500	10,992	(35,450)
Other	33,296	(11,141)	48,707	(45,405)
Net cash provided by operating activities	86,252	61,799	85,949	63,300

Investing activities
Acquisition of businesses, net of cash acquired	(11,099)	-	(93,450)	-
Purchases of fixed assets	(22,723)	(19,795)	(44,204)	(36,378)
Other investing activities	6,560	(7,855)	1,256	(13,969)
Net cash used in investing activities	(27,262)	(27,650)	(136,398)	(50,347)

Financing activities
Increase (decrease) in long-term debt, net	(18,855)	(24,181)	85,045	5,729
Purchases of non-controlling interests, net	(891)	(13,415)	(3,610)	(19,179)
Dividends paid to common shareholders	(10,024)	(8,949)	(18,980)	(16,981)
Distributions paid to non-controlling interests	(4,114)	(2,602)	(4,472)	(2,602)
Other financing activities	1,664	(930)	17,144	6,609
Net cash provided by (used in) financing activities	(32,220)	(50,077)	75,127	(26,424)

Effect of exchange rate changes on cash	(591)	503	(604)	369

Increase (decrease) in cash, cash equivalents and restricted cash	26,179	(15,425)	24,074	(13,102)

Cash, cash equivalents and restricted cash, beginning of period	157,243	196,594	159,348	194,271

Cash, cash equivalents and restricted cash, end of period	$183,422	$181,169	$183,422	$181,169

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended June 30

2023
Revenues	$517,134	$602,600	$-	$1,119,734
Adjusted EBITDA	55,738	65,799	(3,184)	118,353

Operating earnings	49,195	41,770	(8,644)	82,321

2022
Revenues	$457,489	$473,218	$-	$930,707
Adjusted EBITDA	50,468	43,932	(3,054)	91,346

Operating earnings	43,256	23,669	(7,112)	59,813

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Six months ended June 30

2023
Revenues	$962,714	$1,175,465	$-	$2,138,179
Adjusted EBITDA	87,706	120,592	(7,849)	200,449

Operating earnings	71,907	71,930	(20,566)	123,271

2022
Revenues	$851,572	$913,707	$-	$1,765,279
Adjusted EBITDA	80,878	80,014	(7,208)	153,684

Operating earnings	66,653	39,420	(17,214)	88,859

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566